Exhibit (a)(5)(vii)

EFiled: Jul 23 2008 3:36PM EDT Transaction ID 20766857 Case No. 3912-
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IRA J. GAINES, as trustee for the IRA J.	)
GAINES REVOCABLE TRUST U/A,	)
individually and on behalf of all others similarly	)
situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
GENENTECH, INC., ROCHE HOLDING,	)
LTD., ROCHE HOLDINGS, INC., ARTHUR	)
D. LEVINSON, HERBERT W. BOYER,	)
WILLIAM BURNS, ERICH HUNZIKER,	)
JONATHAN KNOWLES, DEBRA REED,	)
AND CHARLES SANDERS,	)
)
Defendants.	)
VERIFIED CLASS ACTION COMPLAINT
     Plaintiff alleges on information and belief, except for those allegations which pertain to plaintiff, which are alleged upon personal knowledge, as follows:
THE PARTIES
     1. Plaintiff is and has been at all relevant times the owner of Genentech, Inc. (“Genentech” or the “Company”) common stock.
     2. Defendant Genentech is a corporation organized and existing under the laws of the State of Delaware, with a principal place of business in South San Francisco, California. It is a leading biotechnology company that discovers, develops, manufactures, and commercializes pharmaceutical products. As of February 2008, the number of outstanding shares of the Company’s common stock was approximately 1 billion.
     3. Defendant Roche Holding, Ltd., a Swiss company, maintains its principal place of business in Basel, Switzerland. Roche Holding, Ltd. is a pharmaceutical and diagnostics company. Its products and services cover every stage of the healthcare process, from identifying disease susceptibilities and testing for disease in at-risk populations to prevention, diagnosis, therapy and treatment monitoring.
     4. Defendant Roche Holdings, Inc. (“Roche”), an indirect and wholly-owned subsidiary of Roche Holding, Ltd., is Genentech’s majority shareholder. Roche is a Delaware corporation and is the holding company for the principal operating U.S. subsidiaries Roche Holding, Ltd. in the U.S. Pursuant to various agreements, it is entitled to and has placed on Genentech’s seven member board (the “Board”), three nominees, defendants William Burns (Burns”), Eric Hunziker (“Hunziker”), and Jonathan Knowles (“Knowles”).
     5. Given Roche’s holdings and majority ownership of 55% of Genentech’s outstanding stock, all of Genentech’s directors are beholden to Roche.
     6. Moreover, under certain agreements between Roche and Genentech, Roche’s directors must give prior approval of any transaction involving the sale of all or a substantial portion of Genentech’s assets or business, effectively preventing any other potential bidder from making a bid for the company.
     7. Defendant Burns, Hunziker, and Knowles are Roche’s nominees on the Board.
     8. Arthur Levinson (“Levinson”) is Genentech’s Chairman and Chief Executive Officer.
     9. Defendant Herbert Boyer (“Boyer”) is a Genentech director and is its retired co-founder.
     10. Defendant Debra Reed (“Reed”) is and has been a Genentech director since 2005.
     11. Defendant Charles Sanders (“Sanders”) is and has been a Genentech director since 1999.

     12. The defendants identified in paragraphs 2 through 10 are collectively referred to herein as the “Individual Defendants.”
     13. Plaintiff’s claims are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike by the wrongs complained of herein.
     14. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.
     15. Defendants have acted, and will continue to act, on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.
BACKGROUND AND SUBSTANTIVE ALLEGATIONS
     16. On July 21, 2008, Roche announced in a press release that it offered to purchase the remaining shares of Genentech that it did not already own for $89 per share, for a total price of $43 billion (the “Buy-Out Proposal” or “Proposed Transaction”).
     17. Roche already owns approximately 55% of the Company and has three nominees on the Company’s Board. It has the right to approve any sale of the Company’s assets.
     18. On the announcement of the Buy-Out Proposal, Genentech’s stock price increased over 13% to $92.65 — well beyond the price of the Buy-Out Proposal.
     19. The Buy-Out Proposal is unfair and inadequate, and timed to take advantage of general market turmoil and a concomitant decline in Genentech’s stock price.
     20. It is also timed to take advantage of the weak dollar, since Roche is a non-U.S. company.
     21. Roche’s chairman, Franz Humer (“Humer”) recently publicly stated that Roche executives believe that the dollar is at a low right now.

     22. Further, it is also directed at enabling Roche to assume even greater control over Genentech’s small molecule development, and to provide Roche with greater access to Genentech’s products after 2015.
     23. Humer has also publicly stated that Roche is presently considering retaining a number of Genentech employees and executives.
     24. Not surprisingly, given this price, analysts have been publicly stating that the price is inadequate and that the Company is worth close to $100-$125 per share.
     25. Genentech has indicated that it anticipates creating a “special committee” of the Board to consider the Buy-Out Proposal. Any such special committee cannot, however, be truly independent of Roche, given Roche’s control over the Company.
     26. Therefore, it will be impossible for the Board to be able to independently and adequately negotiate or consider a fair deal.
     27. The purported “independent” or special committee, however, will doubtless be used to induce a majority of the minority shareholders to approve the Buy-Out Proposal at a price favorable to Roche, and to avoid the “alternative.” Under the alternative, which Roche maintains under prior agreement, if a majority of the minority of Genentech shareholders do not approve the Buy-Out Proposal, Roche is required to submit the determination of a price to independent investment bankers chosen by a special committee of the Board, and to offer the median price as determined by those investment bankers.
     28. The Buy-Out Proposal is unfair and inadequate and will be consummated pursuant to an unfair and inadequate process, which will not and cannot be entirely fair to Genentech’s shareholders,
     29. This makes the second time that Roche has purchased Genentech and then resold it.

     30. Genentech and Roche have a complicated history. Roche purchased about 60% of Genentech in 1990, with an option to purchase the rest.
     31. In 1999, Roche exercised that option by purchasing the remaining Genentech stock at $10 per share.
     32. One month later, Roche brought Genentech back on the public market at $12 per share.
     33. In short, Roche has a history of exploiting Genentech with its repeated purchases and sales of the Company for its own gain.
CLASS ACTION ALLEGATIONS
     34. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Delaware Court of Chancery, individually, and on behalf of all other stockholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).
     35. This action is properly maintainable as a class action for the following reasons:
          (a) The Class is so numerous that joinder of all members is impracticable. As of February 2008, there were hundreds of holders of record of Genentech’s common stock, in addition to Roche;
          (b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following:
               (i) Whether Genentech and the Individual Defendants have engaged and are continuing to engage in a plan and scheme to benefit Roche, and Roche’s directors, at the expense of the members of the Class;

               (ii) Whether the Individual Defendants have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiff and the other members of the Class, including their duties of entire fairness, fair dealing, loyalty, due care, and candor and whether they can form a meaningful special committee of the Board, given that they are beholden to Roche;
               (iii) Whether the Individual Defendants have disclosed or will disclose in any future solicitation, all material facts in connection with the challenged Proposed Transaction; and
               (iv) Whether plaintiff and the other members of the Class would be irreparably damaged if the Individual Defendants are not enjoined from the conduct described herein.
     36. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
     37. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     38. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, and final injunctive relief on behalf of the Class as a whole is appropriate.
     39. The Individual Defendants have breached their fiduciary duties by failing to take steps to ensure the entire fairness of the Buy-Out Proposal. The Buy-Out Proposal consideration is not the result of arm’s-length negotiations, and is not based upon any independent valuation of the current or projected value of Genentech.
     40. The Proposed Transaction has been timed and structured unfairly in that: (a) no independent or special committee can be created; and (b) Roche has a history of buying Genentech at an inadequate price and then reselling it immediately thereafter for greater consideration.
     41. The Individual Defendants owe fiduciary duties to the Company’s public shareholders, but they have failed to fairly discharge their duties by failing to maximize the value of the Proposed Transaction.
     42. The Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the Proposed Transaction to the irreparable harm of plaintiff and the Class.
COUNT I
BREACH OF FIDUCIARY DUTY
     43. Plaintiff repeats and realleges the allegations above, as if fully set forth herein.
     44. By reason of the foregoing, Roche, Genentech, and the Individual Defendants have violated their fiduciary duties to plaintiff and to the Class by failing to take an active and direct role in the sale of the Company and by failing to ensure the maximization of shareholder value and/or a transaction that is entirely fair.

     45. The Individual Defendants have at all times been fiduciaries of Genentech shareholders and owed and continue to owe fiduciary duties to Genentech and its shareholders. The Individual Defendants have breached and continue to breach their fiduciary duties to Genentech’s shareholders, as described herein.
COUNT II
AIDING AND ABETTING BREACH OF FIDUCIARY DUTY
     46. Plaintiff repeats and realleges the allegations above, as if fully set forth herein.
     47. By reason of the foregoing, Roche has knowingly rendered substantial assistance and has aided and abetted these breaches of fiduciary duties, duty of loyalty and duty of care to plaintiff and to the other members of the Class.
     48. Plaintiff and the other members of the Class have no adequate remedy at law.
     WHEREFORE, plaintiff demands judgment as follows:
     A. Declaring this to be a proper class action and naming plaintiff as Class representative;
     B. Granting preliminary and permanent injunctive relief against the consummation of the Buy-Out Proposal as described herein;
     C. In the event a transaction is consummated on the terms of current Buy-Out Proposal, rescinding the Proposed Transaction and awarding recessionary damages;
     D. Ordering defendants to pay to plaintiff and to other members of the Class all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;
     E. Awarding plaintiff the costs and disbursements of the action including allowances for plaintiff’s reasonable attorneys and experts fees; and

     F. Granting such other and further relief as may be just and proper.

Dated: July 23, 2008	RIGRODSKY & LONG, P.A.
	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347) 919 North Market Street, Suite 980 Wilmington, DE 19801 (302) 295-5310 Attorneys for Plaintiff

OF COUNSEL:
COHEN, MILSTEIN, HAUSFELD & TOLL, PLLC
Steven J. Toll
1100 New York Ave., NW
Washington, DC 20005
(202) 408-4600
COHEN, MILSTEIN, HAUSFELD & TOLL, PLLC
Lynda J. Grant
150 E. 52nd Street, 30th fl.
New York, NY 10022
(212) 838-7797